                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                     For the month of September 30, 1999.
                                      ------------

                                 Transtel S.A.
 -----------------------------------------------------------------------------
                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Colombia
 -----------------------------------------------------------------------------
                   (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  X   Form 40-F______
                     -

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes____    No  X
                         -

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                                 TRANSTEL S.A.

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                                                 1998                    1999            1999
                                                                              ---------                --------        -----------
                                                                                                                       (Thousands
                                                                               (Thousand of Pesos of September 30,     of Dollars)
                                                                                            1999)
                                      ASSETS
Current
 Cash.....................................................................   Ps   6,319,588         Ps   10,535,093      $  5,222
 Short-term and temporary investments.....................................       46,060,420              26,530,899        13,152
 Accounts receivable, net.................................................       28,748,691              81,296,982        40,300
 Inventories..............................................................        3,553,701               2,734,704         1,356
 Prepaid expenses.........................................................          741,551                 624,177           310
                                                                             --------------         ---------------     --------
  Total current assets....................................................       85,423,951             121,721,855        60,340
Noncurrent
 Accounts receivable......................................................       41,414,087              41,967,151        20,804
 Properties, plant and equipment, net.....................................      274,651,352             352,016,264       174,501
 Deferred monetary correction.............................................        4,072,968               5,097,135         2,527
 Deferred costs...........................................................       53,696,188              61,873,610        30,672
 Long-term investments....................................................       19,560,985               3,047,241         1,511
 Other assets.............................................................        7,333,326              12,850,775         6,370
 Reappraisal of assets....................................................       32,062,447              36,130,012        17,910
                                                                             --------------         ---------------     ---------
  Total assets............................................................   Ps 518,215,304         Ps  634,704,043      $314,635
                                                                             ==============         ===============     =========

               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Short-term debt..........................................................   Ps  10,935,800         Ps   14,817,509      $  7,345
 Current portion of other long-term debt..................................        1,052,420               3,752,429         1,860
 Current portion of capital lease obligations.............................        3,022,179               7,899,419         3,916
 Accounts payable.........................................................       36,520,074              48,474,684        24,030
 Tax liabilities..........................................................        4,848,752              12,200,065         6,048
 Labor liabilities........................................................          874,240                 205,461           102
 Other liabilities........................................................        9,221,065              12,572,682         6,232
 Accrued pension obligations..............................................          584,991                 634,892           315
                                                                             --------------         ---------------      --------
  Total current liabilities...............................................       67,059,521             100,557,141        49,848
Long-term liabilities
 12 1/2 % Senior Notes due 2007...........................................      255,457,584             302,590,500       150,000
 20.32% Senior Discount Notes due 2008....................................                -              34,983,012        17,342
 Other long-term debt.....................................................       10,286,435                 457,660           227
 Capital lease obligations................................................       25,236,379              42,226,131        20,932
 Deferred monetary correction.............................................        9,394,351               6,315,607         3,131
 Accrued pension obligations..............................................        7,360,246               6,981,505         3,461
 Other liabilities........................................................       12,144,987              12,360,102         6,127
                                                                             --------------         ---------------      --------
  Total liabilities.......................................................      386,939,504             506,471,658       251,068
                                                                             --------------         ---------------      --------
Minority interest.........................................................       57,863,401              72,567,789        35,973
                                                                             --------------         ---------------      --------
Commitments
Shareholders' equity:
 Common stock, Ps1 per value, 50 billion shares
  Authorized: 34,611,747,976 shares issued
  and outstanding (5,039,801,222 in 1998).................................       48,232,823              48,232,823        23,910
 Retained earnings........................................................       13,225,286              (7,568,536)       (3,752)
 Surplus from reappraisal of assets.......................................       11,954,290              15,000,309         7,436
                                                                             --------------         ---------------      --------
  Total shareholders' equity..............................................       73,412,399              55,664,596        27,594
                                                                             --------------         ---------------      --------
  Total liabilities and shareholder's equity..............................   Ps 518,215,304         Ps  634,704,043      $314,635
                                                                             ==============         ===============      ========

Memorandum accounts.......................................................   Ps 194,036,352         Ps  342,960,240      $170,012
                                                                             ==============         ===============      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (Unaudited)

                                                                                                         For the Three Months
                                                     For the Nine Months Ended September 30,              Ended September 30,
                                               -------------------------------------------------   --------------------------------
                                                    1998               1999             1999               1999            1999
                                               -------------      --------------   -------------   ------------------- ------------
                                                                                                   (Thousands of Pesos
                                                                                   (Thousands of     of September 30,  (Thousands of
                                                (Thousands of Pesos of September      Dollars--      1999 purchasing      Dollars--
                                                   30, 1999 purchasing power)        Unaudited)           power)          Unaudited)
Revenues....................................   Ps 61,297,796      Ps  94,470,828        $ 46,831      Ps  34,999,218       $ 17,350
                                               -------------      --------------   -------------   ------------------- ------------
Costs and expenses:
      Operating costs.......................      14,478,149          15,117,076           7,494           6,155,128          3,051
      Administrative expenses...............      14,093,426          21,953,653          10,883           6,753,261          3,348
      Marketing expenses....................       4,077,488           6,340,837           3,143           2,404,985          1,192
                                               -------------      --------------   -------------   ------------------- ------------
                                                  32,649,063          43,411,566          21,520          15,313,374          7,591
                                               -------------      --------------   -------------   ------------------- ------------
      Operating income......................      28,648,733          51,059,262          25,311          19,685,844          9,759
                                               -------------      --------------   -------------   ------------------- ------------
Non operating income (expenses)
      Financial income......................      34,092,610          65,986,953          32,711          21,392,385         10,605
      Financial expenses....................     (67,816,548)       (143,630,932)        (71,201)        (71,022,067)       (35,207)
      Other.................................       1,430,104          (2,003,889)           (993)           (194,708)           (97)
                                               -------------      --------------   -------------   ------------------- ------------
                                                 (32,293,834)        (79,647,868)        (39,483)        (49,824,390)       (24,699)
                                               -------------      --------------   -------------   ------------------- ------------
Net monetary inflation adjustment income....      17,394,192          15,041,308           7,456           2,809,203          1,393
                                               -------------      --------------   -------------   ------------------- ------------
       Income (loss) before income taxes
          And minority interest.............      13,749,091         (13,547,298)         (6,716)        (27,329,342)       (13,547)
Income tax (expense) benefit................        (929,728)         (1,471,998)           (730)          3,614,498          1,792
                                               -------------      --------------   -------------   ------------------- ------------
            Income (loss) before
             minority interest..............      12,819,363         (15,019,296)         (7,446)        (23,714,844)       (11,755)
Minority interest...........................      (6,120,593)        (11,583,299)         (5,742)         (3,081,014)        (1,527)
                                               -------------      --------------   -------------   ------------------- ------------
            Net  income (loss)..............   Ps  6,698,770      Ps (26,602,595)       $(13,188)     Ps (26,795,858)      $(13,282)
                                               =============      ==============   =============   =================== ============

Earnings per share (in single Pesos and
    Single Dollars per share)...............   Ps       1.32      Ps       (0.77)       $      -             $ (0.77)      $      -

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                  (Unaudited)

                 Nine months Ended September 30, 1998 and 1999
           (Thousands of Pesos of September 30, 1999, except shares)

                                      Common Shares Outstanding
                                      -------------------------
                                                                                     Surplus from        Total
                                         Number                      Retained        Reappraisal     Shareholders'
                                      (Thousands)     Amount         Earnings         of Assets          Equity
                                      -----------     ------         --------        ------------    -------------
Balance at December 31, 1997.......    5,039,801   Ps 48,232,823   Ps  6,528,454    Ps 11,819,656    Ps   66,580,933
Net income.........................                                    6,698,770                           6,698,770
Movement during the period.........                                                       132,696            132,626
                                      ----------   -------------   -------------    -------------    ---------------
Balance at September 30, 1998......    5,039,801      48,232,823      13,227,224       11,952,352         73,412,399
                                      ==========   =============   =============    =============    ===============

Balance at December 31, 1998.......   34,611,748   Ps 48,232,823   Ps 19,034,058    Ps 15,515,374    Ps   82,782,255
Net income.........................                                  (26,602,594)                        (26,602,594)
Movement during the period.........                                                      (515,065)          (515,065)
                                      ----------   -------------   -------------    -------------    ---------------
Balance at September 30, 1999         34,611,748   Ps 48,232,823   Ps (7,568,536)   Ps 15,000,309    Ps   55,664,596
                                      ==========   =============   =============    =============    ===============

Retained earnings balances consist of the following:

                                                                                September 30,
                                                                      -----------------------------
                                                                            1998           1999
                                                                      --------------  -------------
Legal reserve................................................         Ps    516,250   Ps    652,847
Appropriated for future construction.........................               873,535         873,535
Appropriated for future acquisitions.........................             5,138,669      17,507,676
Unappropriated retained earning..............................             6,698,770     (26,602,594)
                                                                      -------------   -------------
                                                                      Ps 13,227,224   Ps (7,568,536)
                                                                      =============   =============

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                                  (Unaudited)

                                                                For the Nine Months Ended September 30,
                                                              1998                  1999                1999
                                                        ---------------      ------------------    -------------
                                                                                                    (Thousands
                                                                                                        of
                                                       (Thousands of Pesos of September 30, 1999       Dollars--
                                                                  purchasing power)                   Unaudited)
Sources of working capital:
 Net income (loss)...................................   Ps    6,698,770      Ps     (26,602,595)   $     (13,187)
  Items that do not utilize (provide)
   Working capital:
   Depreciation......................................         1,921,650               3,279,585            1,626
   Amortization......................................         5,903,299              11,202,979            5,554
   Deferred income taxes.............................         3,001,139                (927,488)            (460)
   Allowance for writedown of properties,
    plant and equipment..............................           103,076                 (68,592)             (34)
   Accretion of Interest on
    Senior Discount Note.............................           849,885               4,323,838            2,143
   Allowance for doubtful accounts...................           206,731               1,360,757              674
   Minority interest.................................         6,120,593              11,583,299            5,742
   Net inflation adjustment from non-current
    balance sheet accounts...........................       (16,669,304)            (15,041,307)          (7,456)
   Deferred monetary correction, net.................        (2,662,895)                510,025              253
                                                        ---------------      ------------------    -------------
  Working capital provided by operations.............         5,472,944             (10,379,499)          (5,145)
                                                        ---------------      ------------------    -------------

  Financial resources generated otherwise:
   Accrued Pension obligations.......................          (957,023)                (50,788)             (25)
   Increase (decrease) in other debt.................        10,286,435              (9,106,195)          (4,514)
   Capital lease obligations.........................        23,819,913              11,179,253            5,542
   Increase in other liabilities.....................         2,472,030                 476,458              236
   Investment by minority interest...................         4,821,132              (1,748,194)            (867)
                                                        ---------------      ------------------    -------------
                                                             40,442,487                 750,534              372
                                                        ---------------      ------------------    -------------
      Total financial resources generated............        45,915,431              (9,628,965)          (4,774)
                                                        ---------------      ------------------    -------------
  Financial resources utilized:
   Purchases of properties, plant and
    equipment........................................      (140,698,503)            (76,181,371)         (37,765)
   Decrease in deferred costs........................         1,220,531
   Decrease in long-term investments.................        19,163,908                 200,836              100
   Decrease in other assets..........................
   Increase in deferred costs........................                                (5,694,457)          (2,823)
   Increase in other assets..........................        (6,062,508)             (6,577,857)          (3,261)
   Decrease in accounts receivable...................       (27,456,229)              3,913,732            1,940
                                                        ---------------      ------------------    -------------
                                                           (153,832,801)            (84,339,117)         (41,809)
                                                        ---------------      ------------------    -------------
  Effect of revaluing to constant pesos..............        21,332,454              77,655,323           38,495
                                                        ---------------      ------------------    -------------
      Increase (decrease) in working capital.........   Ps  (86,584,916)     Ps     (16,312,759)   $      (8,087)
                                                        ===============      ==================    =============
Changes in working capital components:
 Cash................................................   Ps    2,818,724      Ps       6,656,668    $       3,300
 Short-term and temporary investments................       (85,577,214)            (37,323,998)         (18,502)
 Accounts receivable.................................         4,912,874              50,057,410           24,814
 Inventories.........................................         2,351,264                (161,503)             (80)
 Prepaid expenses....................................            92,250                (232,833)            (115)
 Short-term debt.....................................         6,132,302                 (83,314)             (41)
 Short-term and current portion of
  Other long-term debt...............................        (1,052,421)             (2,163,605)          (1,073)
 Current portion of capital lease obligations........        (2,757,724)             (3,439,539)          (1,705)
 Accounts payable....................................       (11,076,862)            (11,871,754)          (5,885)
 Tax liabilities.....................................        (1,632,461)             (6,206,428)          (3,077)
 Labor liabilities...................................          (337,843)                843,678              418
  Current Portion Pension obligations................            85,994                 (50,440)             (25)
 Other liabilities...................................          (543,798)            (12,337,101)          (6,116)
                                                        ---------------      ------------------    -------------
     Increase (decrease) in working capital..........   Ps  (86,584,915)     Ps     (16,312,759)   $      (8,087)
                                                        ===============      ==================    =============

                                                                  For the Three Months Ended
                                                                         September 30,
                                                                1999                    1999
                                                           -------------            ------------
                                                        (Thousands of Pesos of       (Thousands
                                                            September 30,               of
                                                        1999 purchasing power)        Dollars--
                                                                                     Unaudited)
Sources of working capital:
 Net income (loss)...................................      Ps  (26,795,857)         $    (13,283)
  Items that do not utilize (provide)
   Working capital:
   Depreciation......................................            1,009,661                   501
   Amortization......................................            4,998,810                 2,478
   Deferred income taxes.............................
   Allowance for writedown of properties,
    plant and equipment..............................             (108,402)                  (54)
   Accretion of Interest on
    Senior Discount Note.............................            1,667,676                   827
   Allowance for doubtful accounts...................              188,310                    93
   Minority interest.................................            3,081,014                 1,527
   Net inflation adjustment from non-current
    balance sheet accounts...........................           (2,809,202)               (1,393)
   Deferred monetary correction, net.................            1,238,631                   614
                                                           ---------------          ------------
  Working capital provided by operations.............          (17,529,359)               (8,690)
                                                           ---------------          ------------

  Financial resources generated otherwise:
   Accrued Pension obligations.......................               (3,780)                   (2)
   Increase (decrease) in other debt.................           (6,062,485)               (3,005)
   Capital lease obligations.........................           (1,509,704)                 (748)
   Increase in other liabilities.....................              599,064                   297
   Investment by minority interest...................            2,247,461                 1,114
                                                           ---------------          ------------
                                                                (4,729,444)               (2,344)
                                                           ---------------          ------------
      Total financial resources generated............          (22,258,803)               11,034)
                                                           ---------------          ------------
  Financial resources utilized:
   Purchases of properties, plant and
    equipment........................................          (15,490,618)               (7,679)
   Decrease in deferred costs........................
   Decrease in long-term investments.................               78,752                    39
   Decrease in other assets..........................
   Increase in deferred costs........................             (947,128)                 (470)
   Increase in other assets..........................           (7,777,004)               (3,855)
   Decrease in accounts receivable...................            1,280,181                   635
                                                           ---------------          ------------
                                                               (22,855,817)              (11,330)
                                                           ---------------          ------------
  Effect of revaluing to constant pesos..............           45,782,140                22,695
                                                           ---------------          ------------
      Increase (decrease) in working capital.........      Ps      667,520          $        331
                                                           ===============          ============
Changes in working capital components:
 Cash................................................      Ps     (887,140)         $       (440)
 Short-term and temporary investments................            2,667,860                 1,323
 Accounts receivable.................................           20,456,170                10,141
 Inventories.........................................               96,659                    48
 Prepaid expenses....................................             (125,864)                  (62)
 Short-term debt.....................................           (2,534,396)               (1,256)
 Short-term and current portion of
  Other long-term debt...............................           (2,026,040)               (1,004)
 Current portion of capital lease obligations........            1,861,727                   923
 Accounts payable....................................           (6,713,153)               (3,328)
 Tax liabilities.....................................            2,446,596                 1,213
 Labor liabilities...................................              108,283                    54
  Current Portion Pension obligations................               (3,741)                   (2)
 Other liabilities...................................          (14,679,441)               (7,277)
                                                           ---------------          ------------
     Increase (decrease) in working capital..........      Ps      667,520          $        331
                                                           ===============          ============

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                                                      For the Three  Months
                                                       For the Nine Months Ended September 30,          Ended September 30,
                                                        1998               1999           1999           1999             1999
                                                  ---------------    ---------------    ---------   ---------------     ----------
                                                                                                     (Thousands of
                                                                                      (Thousands        Pesos of        (Thousands
                                                 Thousands of Pesos of September 30,      of          September 30,        of
                                                                1999                  Dollars--           1999          Dollars--
                                                          purchasing power)           Unaudited)    purchasing power)   Unaudited)
Cash flows from operating activities:
 Net income for the period......................  Ps    6,698,770    Ps  (26,602,595)   $ (13,187)  Ps  (26,795,857)    $  (13,283)
 Adjustments to reconcile net income with net
 cash provided by operations:
    Depreciation................................        1,921,650          3,279,585        1,626         1,009,661            501
    Amortization................................        5,903,299         11,202,979        5,554         4,998,810          2,478
    Deferred income taxes.......................        3,001,139           (927,488)        (461)
    Allowance for property plant and equipment..          103,076            (68,592)         (34)         (108,403)           (54)
    Allowance for doubtful accounts.............          206,732          1,360,757          675           188,310             93
    Accretion of Interest on Discount Senior
     Notes......................................          849,885          4,323,838        2,143         1,667,676            827
    Minority interest...........................        6,120,593         11,583,299        5,742         3,081,014          1,527
    Net inflation adjustment from balance
     Sheet accounts.............................      (17,101,241)       (15,041,307)      (7,456)       (2,809,202)        (1,393)
    Deferred monetary correction, net...........       (2,662,895)           510,025          253         1,238,631            614
 Changes in operating assets and liabilities:
    Accounts receivable.........................      (15,655,092)       (46,143,678)     (22,874)      (19,175,988)        (9,506)
    Inventories.................................       (2,351,264)           161,503           80           (96,659)           (48)
    Prepaid expenses............................          (92,251)           232,833          115           125,864             62
    Deferred costs..............................        1,220,532         (5,694,457)      (2,823)         (947,129)          (470)
    Other assets................................      (11,279,172)        (6,577,857)      (3,261)       (7,777,004)        (3,855)
    Accounts payable............................       11,076,862         11,871,754        5,885         6,713,153          3,328
    Labor liabilities...........................          337,843           (843,678)        (418)         (108,283)           (54)
    Tax liabilities.............................        1,632,461          6,206,428        3,077        (2,446,596)        (1,213)
    Accrued pension obligations.................       (1,043,017)              (348)                           (38)
    Other liabilities...........................        9,674,953         12,813,559        6,353        15,278,504          7,574
                                                  ---------------    ---------------    ---------   ---------------     ----------
       Net cash (used for) provided by
        operating activities....................       (1,437,137)       (38,353,440)     (19,013)       25,963,536)       (12,871)
                                                  ---------------    ---------------    ---------   ---------------     ----------
Cash flows from investing activities:
 Purchases of properties, plant and equipment...     (100,044,291)       (34,864,624)     (17,283)       (6,639,689)        (3,291)
 Advances on properties plant and equipment.....      (16,714,012)       (43,064,941)     (21,348)      (30,051,206)       (14,897)
 Purchases of investments.......................      (83,346,193)        (3,534,227)      (1,752)
 Proceeds from sale/maturity of
  short-term investments........................      188,275,778         60,006,501       29,746        16,358,333          8,109
                                                  ---------------    ---------------    ---------   ---------------     ----------
       Net cash (used for) provided by
        investing activities....................      (11,828,718)       (21,457,291      (10,637)      (20,332,562)       (10,079)
                                                  ---------------    ---------------    ---------   ---------------     ----------

Cash flows from financing activities:
  Issuance of other debt........................       19,278,124        (27,088,125)     (13,428)       (3,026,148)        (1,500)
  Repayments of debt............................      (14,071,570)        20,228,848       10,028         1,524,100            756
  Dividend paid to minority interest                                                                      2,194,720          1,088
  Repayments of capital lease obligations.......      (10,454,429)        (4,328,648)      (2,146)       (1,335,774)          (662)
                                                  ---------------    ---------------    ---------   ---------------     ----------
       Net cash provided by (used for)
        financing activities....................       (5,247,875)       (11,187,925)      (5,546)         (643,102)          (319)
                                                  ---------------    ---------------    ---------   ---------------     ----------
Effect of revaluing to constant pesos...........       21,332,453         77,655,324       38,495        45,782,140         22,695
                                                  ---------------    ---------------    ---------   ---------------     ----------
  Net (decrease) increase in cash...............        2,818,724          6,656,668        3,300        (1,157,060)          (574)
  Cash at beginning of period...................        3,500,864          3,878,425        1,922        12,503,443          6,198
                                                  ---------------    ---------------    ---------   ---------------     ----------
  Cash at end of period.........................  Ps    6,319,588    Ps   10,535,093    $   5,222   Ps   11,346,383     $    5,625
                                                  ===============    ===============    =========   ===============     ==========

Supplemental disclosure of cash flows inform:
  Cash paid during the period for:
    Interest....................................  Ps    5,424,198    Ps    5,767,951    $   2,859   Ps    2,908,265     $    1,442
                                                  ===============    ===============    =========   ===============     ==========
    Income taxes................................  Ps    2,771,179    Ps    4,091,481    $   2,028   Ps      587,352     $      291
                                                  ===============    ===============    =========   ===============     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                                 TRANSTEL S.A.

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 (Thousands of  constant Pesos of September 30, 1999 purchasing power, unless otherwise specified)
                                  (Unaudited)

     NOTE 1--BASIS OF PRESENTATION

     The interim consolidated financial statements as of and for the nine months ended September 30, 1998 and 1999 are unaudited and have been prepared in accordance with accounting principles generally accepted in Colombia. In the opinion of management, such interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 1999 are not necessarily an indication of the results to be expected for the full year. The financial information has been presented in constant Colombian Pesos of September 30, 1999 purchasing power. U.S. Dollar amounts are translated from Peso amounts at the Representative Market Rate on September 30, 1999, which was 2,017.27 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

     These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as of and for the three years ended December 31, 1998, 1997 and 1996 and the notes thereto. See Note 6 for a description of the significant differences between Colombian and U.S. GAAP.

     In accordance with Colombian GAAP, reappraisals of properties, plant and equipment are required and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisal of assets". Those reappraisals should be calculated based on appraisals made by specialists at least every three years; however, unless otherwise considered inappropriate, the appraisals are updated in the intervening years using specific indices or the official Colombian middle-income consumer price index applied on a one-month's lagging basis. The last date of appraisals by specialists was December 1998.

     NOTE 2--OPERATING SUBSIDIARIES

     As of September 30, 1999, Transtel has formed nine operating subsidiaries as shown in the following chart:

                                                                                                     Date
                                                                                       Date       commercial         Percent
                                                                 Primary           incorporated   operations         Owned by
                        Subsidiary                             area served         by Transtel       began           Transtel
     --------------------------------------------------        ------------        -----------       -----           --------
     Empresa de Telefonos de Jamundi S.A.,E.S.P.
       ("TeleJamundi")...................................      Jamundi                9/29/93        6/1/97              70%
     Unitel S.A. E.S.P. ("Unitel").......................      Yumbo                  3/11/94        6/1/97              95
     Empresa de Telefonos de Palmira S.A., E.S.P.              Palmira and
       ("TelePalmira")...................................      Candelaria             5/31/95        9/1/95              60
     Telefonos de Cartago S.A., E.S.P.
       ("TeleCartago")...................................      Cartago                 1/3/97        4/1/97              65
     Caucatel S.A., E.S.P. ("Caucatel")..................      Popayan                4/30/97        5/1/97              51
     Bugatel S.A., E.S.P. ("Bugatel")....................      Buga                   6/16/97        7/1/97              60
     Empresa de Telecomunicaciones de Girardot S.A.,
       E.S.P. ("TeleGirardot")...........................      Girardot              12/31/97        1/1/98              60
     Suscripciones  Audiovisuales E.U..                        Cali                                 1/31/98             100
      Cablevision E.U....................................      Cali                                 1/31/98             100

                                 TRANSTEL S.A.

     In addition to the above subsidiaries, Transtel formed Telequilichao S.A. E.S.P. as a 98% owned subsidiary on December 27, 1996, Invercable S.A. as a 100% owned subsidiary on July 27, 1998 and Unicable S.A. as a 100% owned subsidiary on July 27, 1998; however, they have had no operations to date.

     In July and September, 1998 the Company acquired 97% of Suscripciones Audiovisuales S.A. and Cablevision S.A. (together "Cablevision") for Ps 14,613,286 and Ps 6,677,342 in cash, respectively. The Company acquired the remaining 3% of both companies on December 15, 1998 for Ps 787,737 in cash. Cablevision owns and operates the only license for the operation of pay television services in the city of Cali and its surrounding area. Transtel used a portion of the proceeds from the Senior Notes to finance this purchase.


NOTE 3--EARNINGS PER SHARE

     Earnings per share are computed dividing net income applicable to common shares by the weighted average number of subscribed and paid shares outstanding for the three months ended September 30, 1998 and 1999, respectively. Transtel's weighted average number of shares used in the computation of earnings per share was 34,611,747,976 in 1998 and 1999.


NOTE 4--DEBTS

     On October 28, 1997, the Company received the net proceeds from the sale of $150 million (Ps 302.5 billion) of 12 1/2% Senior Notes due 2007. These Senior Notes were sold to a pass through trust which issued certificates ("Certificates") representing pro rata interests in the Senior Notes to qualified institutional buyers in the United States of America or non-U.S. persons outside the United States. Interest payments on the Senior Notes are due on May 1 and November 1, commencing May 1, 1998. A portion of the net proceeds of the 12 1/2% Senior Notes due 2007 was used to pay all existing short and long-term debt existing at October 28, 1997, costs of issuance, a Central Bank fee and the Escrow Account.

     On December 31, 1998, the Company sold $15 million (Ps 30.3 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. The net proceeds of approximately $14.3 million (Ps 28.8 billion) were to pay for capital expenditures, to provide working capital and/or to fund future acquisitions. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% will accrue over the term of the Senior Discount Notes, and the accrued interest of $86.9 million (Ps 175.300 billion) and principal of $15 million (Ps 30.259 billion) will be due on August 13, 2008. The Senior Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each subsidiary of the Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Senior Discount Notes. If such a guarantee is issued by a subsidiary, it must also be issued to the holders of the Senior Notes and Certificates. As of November 30, 1999 the Company has not acquired any minority interests or provided indebtedness to any subsidiary.

     The indentures of the 12 1/2% Senior Notes due 2007 and Senior Discount Notes due 2008 impose certain limitations on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, issue preferred stock, merge or consolidate with any other person or sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries. Under the most restrictive of these covenants, the Company may pay dividends of no more than Ps 6,507,745 as of September 30, 1999.

                                 TRANSTEL S.A.

     Transtel S.A. is dependent upon transfer of funds from its subsidiaries to make the required interest and principal payments on the Senior Notes and the Certificates and the Senior Discount Notes. The subsidiaries have not guaranteed the payment of the Senior Notes and have no obligations to remit dividends on other distributions to Transtel S.A. for payment on the Senior Notes and the Certificates and the Senior Discount Notes.

     NOTE 5--OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities as of September 30, 1998 and 1999 consisted of the following:

                                                                                 1998             1999
                                                                              ---------         --------
Payable to Siemens AG for Transtel Siemens Purchase
     Agreement.......................................................     Ps    3,843,446    Ps  4,293,817 (1)
Payable to Siemens AG for TeleGirardot  Siemens Purchase
     Agreement.......................................................           3,571,621        3,787,423 (2)
Payable to IBM.......................................................             987,405          754,872 (3)
Unearned interest income.............................................           1,093,214          148,352
Cable television fees paid advances..................................                              495,769
Accrued  litigation loss.............................................           2,407,680        2,200,000
Deferred Income Taxes................................................
Negative goodwill....................................................                              275,374
Other................................................................             241,621          404,495
                                                                            -------------     ------------
                                                                            Ps 12,144,987     Ps12,360,102
                                                                            =============     ============

(1) Excludes Ps 858,763 which is included in other current liabilities.
(2) Excludes Ps 1,951,097 which is included in other current liabilities.
(3) Excludes Ps 699,985 which is included in other current liabilities.

     Girardot Telephone was sued by TeleTequendama E.S.P., a local telephone operator competitor, for Ps 2,200,000 (nominal Pesos) on September 4, 1997 for unfair competition in TeleTequendama's zone of operations. Although the resolution and trial of this lawsuit will not occur during 1999, the Company and Girardot Telephone agreed that Girardot Telephone would record, concurrently with the acquisition of Girardot Telephone by the Company on December 31, 1997, Ps 2,200,000 (nominal Pesos) as an estimate of the liability that is probable as a result of the litigation.


     NOTE 6--DIFFERENCES BETWEEN COLOMBIAN GAAP AND U.S. GAAP

     The Company's financial statements are prepared in accordance with Colombian GAAP. Because these principles differ in certain significant respects from U.S. GAAP, this note presents a reconciliation to U.S. GAAP of net income and shareholders' equity as of and for the three month periods ended September 30, 1998 and 1999. A Registration Statement on Form F-4 was filed with the Securities and Exchange Commission and was declared effective on May 17, 1999 by the Commission.

     (a)  Reconciliation of net income:

     The following summarizes the principal differences between accounting practices under Colombian and U.S. GAAP and their effects on net income for the three months periods ended September 30, 1998 and 1999:

                                 TRANSTEL S.A.

                                                                                     1998                    1999
                                                                                -------------          ----------------
Consolidated net income under Colombian GAAP..................................   Ps 6,698,770           Ps (26,602,595)
      (i)      Deferred income taxes..........................................      3,291,702                4,102,750
      (ii)     Surplus from reappraisal of assets.............................              -                        -
      (iii)    Depreciation...................................................     (4,319,997)              (7,411,166)
      (iv)     Capitalized interest...........................................      1,251,886                2,629,263
      (v)      Deferred costs.................................................     (5,800,819)               1,512,616
      (vi)     Capital leases.................................................         94,897                  (78,719)
      (vii)    Revenue recognition............................................    (14,642,847)             (17,429,496)
      (viii)   Reversal of deferred monetary correction.......................      2,662,895                  313,371
      (ix)     Effect of the above differences on minority interest...........      2,245,460                6,368,921
      (x)      Distribution to shareholder....................................              -                        -
      (xi)     Depreciation of Cablevision assets.............................                                (321,463)
      (xii)    Inflation adjustment on inventories............................                                 193,130
                                                                                -------------          ---------------
Consolidated net income (loss) under U.S. GAAP................................  Ps (8,518,053)         Ps  (36,723,388)
                                                                                =============          ===============

    (b) Reconciliation of shareholders' equity:

    The following summarizes the principal differences between accounting practices under Colombian GAAP and U.S. GAAP and their effects on shareholders' equity at September 30, 1998 and 1999:

                                                                                        1998                1999
                                                                                   --------------      -------------
Consolidated shareholders' equity under Colombian GAAP.........................    Ps  73,412,399      Ps 55,664,596
      (i)      Deferred income taxes...........................................         9,265,025         13,388,587
      (ii)     Surplus from reappraisal of assets..............................       (11,953,945)       (15,000,309)
      (iii)    Depreciation....................................................        (8,943,151)       (17,211,356)
      (iv)     Capitalized interest............................................         2,842,041          5,819,739
      (v)      Deferred costs..................................................       (31,053,259)       (27,628,849)
      (vi)     Capital leases..................................................         1,855,861          1,624,684
      (vii)    Revenue recognition.............................................       (19,594,017)       (22,233,153)
      (viii)   Reversal of deferred monetary correction........................         5,321,383          1,218,472
      (ix)     Effect of the above differences on minority interest............         6,650,837         11,818,746
      (x)      Distribution to shareholder.....................................          (420,348)          (420,460)
      (xi)     Depreciation of Cablevision assets..............................                 -           (481,363)
      (xii)    Inflation adjustment on inventories.............................                              193,129
                                                                                   --------------      -------------
Consolidated shareholders' equity under U.S. GAAP..............................    Ps  27,382,826      Ps  6,752,462
                                                                                   ==============      =============

(c) Analysis of changes in shareholders' equity:

    The following summarizes the changes in shareholders' equity under U.S. GAAP for the nine months periods ended September 30, 1998 and 1999:

                                                    1998             1999
                                               --------------   ---------------
    Balance at beginning of period..........   Ps  35,900,879   Ps   43,475,850
    Net (loss) income.......................       (8,518,053)      (36,723,388)
                                               --------------   ---------------
    Balance at end of period................   Ps  27,382,826   Ps    6,752,462
                                               ==============   ===============

  The Company has no items of other comprehensive income.

                                 TRANSTEL S.A.

     (d) Summary of significant differences between Colombian and U.S. GAAP disclosures

     (i)  Deferred Income taxes

     Under Colombian GAAP, income taxes for interim financial statements are calculated as if those financial statements were annual financial statements. Under Colombian GAAP, deferred income taxes are generally recognized for timing differences in a manner similar to Accounting Principles Board Opinion No. 11.

     Under U.S. GAAP, income taxes for interim financial statements are calculated using the estimated effective tax rate for the year. Under U.S. GAAP Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" requires that deferred tax assets or liabilities be recorded for the tax effects of temporary differences between the financial and tax bases for assets and liabilities. A valuation allowance is provided for deferred tax assets when it is considered more likely than not that they will not be realized.

     (ii) Surplus from reappraisal of assets

     In accordance with Colombian GAAP, reappraisals of properties, plant and equipment and long-term investments are made periodically and recorded in offsetting accounts which are shown under the asset caption "Reappraisal of assets" and the shareholders' equity caption "Surplus from reappraisals of assets." Under U.S. GAAP, reappraisals of assets are not permitted.

     (iii) Depreciation

     The Company uses the reverse sum of the year's method of depreciation for Colombian GAAP purposes. The straight-line method is used for U.S. GAAP.

     (iv) Capitalized interest

     Under Colombian GAAP, the Company does not capitalize certain interest costs on projects during construction which is required under U.S. GAAP. Under U.S. GAAP, adjustments to expenses are required for interest capitalized net of additional depreciation on interest amounts capitalized.

     (v) Deferred costs

     Subsidiaries of the Company have deferred certain expenses which are expensed as incurred under U.S. GAAP. Under U.S. GAAP, an adjustment is required for the expensing of amounts net of any amortization taken.

     Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities" which is effective for fiscal years beginning after December 15, 1998, required the Company to change its accounting under U.S. GAAP for organization costs. In 1999, all organization costs are expensed as incurred for U.S. GAAP and the balance of organization costs of Ps 987,534 at December 31, 1998 was expensed as a change in accounting. For U.S. GAAP, the cumulative effect of this change of Ps 987,534 is not presented as a separate cumulative effect of an accounting change in the U.S. GAAP income statement for the nine months ended September 30, 1999 as the change is expected to be immaterial to the results of operations for the full year 1999.

     (vi) Capital leases

     Certain of the Company's operating leases for Colombian GAAP purposes qualify as capital leases under U.S. GAAP. In addition to the amounts shown as capital leases in the balance sheet, the following assets and liabilities are recorded under U.S. GAAP:

                                 TRANSTEL S.A.

                                                                                    1998                 1999
                                                                               -------------        --------------
     External telephony networks..........................................     Ps  4,535,561        Ps   4,590,878
     Computer equipment...................................................           991,989               368,032
     Transport fleet and equipment........................................         2,387,512             2,069,852
     Generator............................................................           327,232                91,688
                                                                               -------------         -------------
          Total...........................................................         8,242,295             7,120,450
     Less--Accumulated depreciation.......................................        (2,228,241)           (2,825,082)
                                                                               -------------         -------------
                                                                               Ps  6,014,054         Ps  4,295,368
                                                                               =============         =============

  The above amounts include cumulative net inflation adjustments of Ps 1,860,877 and Ps 1,995,515 at September 30, 1998 and 1999, respectively.

                                                                             1998                  1999
                                                                        --------------         -------------
  Total minimum lease payments........................................  Ps   6,917,898         Ps  4,559,946
  Less --Imputed interest.............................................      (3,010,078)           (2,086,676)
                                                                        --------------         -------------
  Present value of minimum lease payments.............................       3,907,820             2,473,270
  Less--Current portion...............................................      (1,202,532)             (505,290)
                                                                        --------------         -------------
  Long-term portion...................................................       2,705,288             1,967,980
                                                                        ==============         =============
  Deferred income from sale lease back................................  Ps     250,374         Ps    235,874
                                                                        ==============         =============

  The additional total minimum lease payments as follows under U.S. GAAP:

Payable in twelve months
------------------------
   ended September 30,
   -------------------
     2000........................................   Ps     801,099
     2001........................................        1,082,639
     2002.........................................       2,676,208
                                                     -------------
  Total minimum lease payments.....................  Ps  4,559,946
                                                     =============

  The following income statement effects are recorded under U.S. GAAP for the above capital leases:

                                                                                    1998                1999
                                                                              --------------        -----------
  Increase in interest expense........................................        Ps     567,265        Ps  311,624
  Increase in depreciation expense....................................               984,554            650,104
  Amortization of gain from sale of
    Properties, plant and equipment on leaseback......................               (10,886)            (7,189)
  Increase in inflation adjustment income on capital
              lease obligations.......................................              (551,815)          (204,885)
                                                                              --------------        -----------
     Total............................................................               989,118            749,654
                                                                              --------------        -----------
  Rent expense
     Decrease in rent expense recorded under Colombian
           GAAP.......................................................              (854,362)          (670,935)
     Decrease in rent recorded as deferred costs under
           Colombian GAAP and reversed for U.S. GAAP
           Purposes ..................................................              (229,652)
                                                                              --------------        -----------
  Net decrease in expenses............................................        Ps     (94,897)       Ps   78,719
                                                                              ==============        ===========

  Under U.S. GAAP, there are no operating lease commitments at September 30, 1999.

  If the equipment under Global Leases, the IBM Arrangement and the related DIAN Financing of the value-added tax and duty had been installed and accepted (and thus the lease terms commenced) at September 30, 1999, the following additional lease and tax obligations on a pro forma U.S. GAAP basis would have been outstanding:

                                 TRANSTEL S.A.

                                                                                 IBM              DIAN
                                                          Global Leases       Arrangement       Financing              Total
                                                        ---------------     -------------     --------------      ---------------
  Total minimum lease or tax and
     Duty payments....................................  Ps  148,427,980     Ps    980,696     Ps  24,949,595      Ps  174,358,272
  Less--Imputed interest..............................      (45,858,731)          (42,507)                 0          (45,901,238)
                                                        ---------------     -------------     --------------      ---------------
  Present Value of minimum lease payments.............      102,569,249           938,189         24,949,596          128,457,034
  Less--Current portion...............................      (17,436,772)         (107,100)        (4,989,919)         (22,533,791)
                                                        ---------------     -------------     --------------     ----------------
  Long--term portion..................................  Ps   85,132,477     Ps    831,089     Ps  19,959,676     Ps   105,923,243
                                                        ===============     =============     ==============     ================

  The additional total minimum lease or tax and duty payments would have been as follows under U.S. GAAP:

Payable in twelve months ending September 30,
---------------------------------------------

     2000.................................   Ps  19,603,999
     2001.................................       18,688,930
     2002.................................       17,773,863
     2003.................................       16,858,797
     Thereafter...........................      101,432,683
                                             --------------
                                             Ps 174,358,272
                                             ==============


     (vii) Revenue recognition

     Under Colombian GAAP, revenues for connection fees for telephone lines are recognized upon payment in cash or the execution of a promissory note (with a 10% down payment) by the customer and the Company's assignment of a telephone number which is transferable to others by the customer.

     Under U.S. GAAP the Company changed prospectively as of January 1, 1999 its method of accounting for connection fee income from an "installation date basis" which historically has been consistent with industry practice, to a "deferred basis". Under the former policy, connection fees were recognized as income at the date of installation with a dial tone. Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight line method. This change was made to reflect income in excess of direct costs over an estimated service period. This change does not have a cumulative effect.

     (viii) Deferred monetary correction

     The deferred monetary correction asset and liability are reversed for U.S. GAAP purposes.

     (ix) Minority interest

     The minority interests' share of the differences between Colombian GAAP and U.S. GAAP are presented separately.

     (x) Distribution to shareholder

     Transtel purchased land and buildings from a major shareholder at an appraised value in August 1996. For U.S. GAAP, the difference between the amount paid and the shareholder's historical basis is treated as a distribution to the shareholder.

                                 TRANSTEL S.A.

  (xi) Depreciation of Cablevision Assets

  Under Colombian GAAP, goodwill or negative goodwill in an acquisition accounted for as a purchase is determined as the purchase price paid in excess of the acquiree's net worth, including reappraisal of assets. The assets of the acquiree are recorded at book value adjusted for inflation and the amount of asset reappraisals is shown as a separate caption in the balance sheet and not depreciated. Such goodwill or negative goodwill is amortized over five years.

  Under U.S. GAAP, goodwill is the excess of the purchase price paid over the fair value of the assets and liabilities acquired. The assets and liabilities are recorded at fair value and assets are depreciated over their useful lives. The Company amortizes goodwill over five years for U.S. GAAP.

  (xii) Inflation adjustment on inventories

  Under Colombian GAAP, effective January 1, 1999 a decree issued by the Colombian Congress eliminated the inflation adjustment relating to inventories. Under U.S. GAAP, an adjustment is required for the inflation effects on inventories so that a comprehensive basis of accounting for inflation is maintained.

  (xiii) Fiduciary Guarantee Trust and other reclassifications

  Under Colombian GAAP, fiduciary guarantee trusts are formed to secure debts by transferring the title of fixed assets to the trust. The net book value of the trust is recorded as other assets and is amortized in the same way in which the related fixed assets would be depreciated. Under U.S. GAAP, the fixed assets used to form the fiduciary guarantee trust remain in natural fixed assets classifications and are depreciated.

  The amounts reclassified as fixed assets for U.S. GAAP purposes from the fiduciary guarantee trust are as follows at September 30, 1998 and 1999.

                                                   1998              1999
                                                ----------       ------------
   Land....................................     Ps 182,120       Ps   230,135
   Building................................        728,480            920,535
                                                ----------       ------------
                                                   910,600          1,150,670
   Accumulated depreciation................                           (99,608)
                                                ----------       ------------
   Net.....................................     Ps 910,600       Ps 1,051,062
                                                ==========       ============

   Certain other reclassifications have been made to the Colombian GAAP balance sheet to conform to the U.S. GAAP presentation, primarily the reclassification of certain receivables to advances to suppliers, prepaid expenses and noncurrent other assets.

   In addition, because of the decree issued by the Colombian Congress effective January 1, 1999 inflation adjustments are no longer applied to the various revenue and expense accounts. While this change has no effect on net income for Colombian or U.S. GAAP, for U.S. GAAP each item of revenue and expense for the Nine months ended September 30, 1999 should be multiplied by the average inflation factor of 1.0425 and "Net monetary inflation adjustment" income decreased by the net effect.

   (xiv) Earnings per share

   Under Colombian GAAP, earnings per share are computed by dividing net income
(loss) applicable to common shares by the weighted average number of common shares outstanding for each period presented.

  Under U.S. GAAP, earnings per share are calculated on the basis of the weighted average number of common shares outstanding, adjusted for stock dividends issued by the Company which are considered outstanding since the beginning of the earliest period presented. For U.S. GAAP, the weighted average number of shares was 34,611,747,976 during the nine-month periods ended September 30, 1998 and 1999. These shares are different than Colombian GAAP since the capitalization in December 1998 of premium on shares issued in July 1997 is treated as a stock issued under U.S. GAAP as of January 1, 1998.

  Basic and diluted income (loss) per share under U.S. GAAP are the same and were (1.69) and (1.06) single Pesos for the nine months ended September 30, 1998 and 1999, respectively.

                                 TRANSTEL S.A.
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


(Pesos of September 30, 1999 purchasing power and U.S. Dollars, unless otherwise specified)


General

      Transtel S.A. ("Transtel" or the "Company") is the largest private telephone Company in Colombia, providing telephone service to both business and residential subscribers. The Company currently owns and operates telephone systems serving ten cities, with an aggregate population of 3.1 million people, located in the southwestern region of Colombia. As of September 30, 1999, such systems provided service to an aggregate of approximately 268,033 subscribers and had an average penetration of 24.8 lines per 100 people.

     Throughout the nine months ended September 30, 1999 the Company has been adding subscribers in each of its markets surpassing the original target of the "Expansion Plan". Management has substantially increased the number of lines installed from 56,800 at the date of acquisition of each of the systems to more than the 222,200 lines (the amount projected under the Expansion Plan to be installed by the completion of such plan), excluding activities of TeleGirardot, which was formed on December 31, 1997, following the implementation of the Expansion Plan. As of September 30, 1999, the Company, in conjunction with Siemens, had completed the installation of approximately 187,755 new lines, or approximately 113% of the new lines to be installed pursuant to the Expansion Plan, and had upgraded all of the existing 56,800 lines.

      As of September 30, 1999 the Company had 27,680 cable TV subscribers, 9,844 Internet subscribers, 20,402 voice mail customers and 189,778 subscribers of special services.

     The Company generates most of its revenues by providing telephone services to its commercial and residential subscribers. The Company's sources of revenue from telephone services consist of: (i) basic fixed charges based either on the predecessor telephone operator or the existing competitive tariff structure,
(ii) local usage charges based on the number of minutes used per month; (iii) access charges for national and international long distance tariffs collected for providing such services to and from the Company's networks generated from incoming and outgoing calls; (iv) the sale of equipment to subscribers; (v) value-added services such as video conference calling and voice mail; and (vi) connection fees from each new subscriber connected to the Company's network. In addition, the Company expects to generate additional revenues from its subscribers' growing use of the Internet. The Company's subscribers, who elect Internet service, will pay a monthly service fee and related usage charges. All of the Operating Companies were able to provide Internet access as of September 1, 1998.

     The Company expects that connection fees will continue to comprise a significant portion of the Company's near-term revenues as a result of the expected growth in the Company's subscriber base. Various local institutions are available to finance subscribers' connection fees. Typically, Transtel installs a line thereby generating a connection fee receivable, which it may subsequently sell to local financial institutions on a non-discounted basis. The Company believes that as subscribers are added to the network and existing demand is satisfied, the composition of revenues will shift towards usage derived revenue, including local, national and long distance usage charges. In addition, the Company expects that value-added services will also comprise a more significant portion of future revenues driven by Internet access, data transmission and other special telephone services.

     The Company has increased local tariffs significantly throughout the nine months ending September 30, 1999 in accordance with the policy of the "Comision Nacional de Telecomunicaciones" ("The Telecommunications Regulatory Commission" or "CRT") to allow tariffs to rise to international levels.

Management thinks that this increase helped to compensate for devaluation of the Colombian peso with respect to the dollar in the same period.

Nine months ended September 30, 1998 and 1999

     The following is a discussion of the consolidated financial condition as of September 30, 1998 and 1999 and the results of operations of the Company for the nine months ended September 30, 1998 and 1999. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the nine months ended September 30, 1998 and 1999, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Note 6 to the Company's unaudited Consolidated Interim Financial Statements provides a reconciliation to U.S. GAAP of the Company's net income (loss) and shareholders' equity as of and for the ended September 30, 1998 and 1999. Unless otherwise indicated, the financial information has been presented in constant Pesos as of September 30, 1999. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on September 30, 1999, which was 2,017.27 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

Expansion Plan

The following table provides information regarding the Operating Companies:

                                                                                Unitel
                           TelePalmira   TeleCartago   Caucatel   TeleJamundi   Wireline   Bugatel    TeleGirardot
                           -----------   -----------   --------   -----------   --------   --------   ------------
Municipality served          Palmira       Cartago     Popayan      Jamundi       Yumbo        Buga       Girardot

Population                   318,000       125,900      76,600       59,100      72,000     337,400      161,000/(1)/

Commencement date of
Company's operations          Sep-95        Apr-97      May-97       Jun-97      Jun-97      Jul-97       Dec-97

Number of subscribers at                                              New         New
commencement date             15,600        13,800      10,800       System      System      10,700       23,500

Number of subscribers as
of December 31, 1998          63,352        27,430      22,113       10,390        7,457     20,304       49,270

Total subscribers added
for the nine months
ended September 30, 1999       3,649         3,572       1,325        1,964        1,844      3,508        1,728
Total subscribers as of
September 30, 1999            67,001        31,002      23,438       12,354        9,301     23,812       50,998
Penetration/(2)/                21.1          29.4        30.6         26.3         18.8       14.9         35.1

                               Unitel
                               Wireless          Total
                               ---------         ------
Municipality served                 Cali          N/A

Population                     1,908,600        3,058,600

Commencement date of
Company's operations              Jan-98           N/A

Number of subscribers at           New
commencement date                 System           74,400

Number of subscribers as
of December 31, 1998              34,995          235,311

Total subscribers added
for the nine months
ended September 30, 1999           5,132           32,722
Total subscribers as of
September 30, 1999                50,127          268,033
Penetration/(2)/                    25.9             24.8

(1)  Includes the neighboring cities of Flandes and Rieautre.

(2) Penetration represents the number of installed lines per 100 people. In Cartago, Jamundi, Buga, Yumbo, Cali and Girardot, penetration includes the installed lines of municipal competitors of approximately 6,000 lines, 3,200 lines, 26,500 lines, 4,200 lines, 445,000 lines and 5,500 lines as per the Company's estimates, respectively.

Results of Operations

     The composition of the Company's revenues for each of periods discussed herein is as follows:

                                                              Nine months ended
                                       ----------------------------------------------------------------
                                            1998              %               1999                 %
                                       --------------      -------        --------------        -------
                                       (In thousands of constant Pesos of September 30, 1999 purchasing power, except percents data)
Connection fees...................     Ps  28,825,854         47.0%       Ps  24,167,233           25.6%
Local usage charges...............          9,058,349         14.8            26,773,806           28.3
Basic charges.....................          5,383,354          8.8            13,862,307           14.7
Long distance charges.............         12,316,378         20.1            14,240,817           15.1
Other income......................          1,549,670          2.5             6,437,425            6.8
                                       --------------      -------        --------------        -------
  Total telephone.................     Ps  57,133,605         93.2            85,481,588           90.5
Pay television services...........          4,164,191          6.8             8,989,240            9.5
                                       --------------      -------        --------------        -------
  Total revenues..................     Ps  61,297,796        100.0%       Ps  94,470,828          100.0%
                                       ==============      =======        ==============        =======

  The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                               Nine months ended
                                                                           -------------------------
                                                                              1998           1999
                                                                           -----------    ----------
     Revenues.....................................................               100.0%        100.0%
                                                                           -----------    ----------
     Costs and expenses:
        Operating costs...........................................               (23.6)        (16.0)
        Administrative expenses...................................               (23.0)        (23.2)
        Marketing expenses........................................                (6.7)         (6.7)
                                                                           -----------    ----------
           Total..................................................                53.3          45.9
                                                                           -----------    ----------
     Operating income.............................................                46.7          54.1
     Non operating expenses.......................................               (52.7)        (84.3)
     Net monetary inflation adjustment income.....................                28.4          15.9
                                                                           -----------    ----------
     Income before income taxes and minority interest.............                22.4         (14.3)
     Income tax expense...........................................                (1.5)         (1.6)
                                                                           -----------    ----------
     Income before minority interest..............................                20.9         (15.9)
     Minority interest............................................               (10.0)        (12.3)
                                                                           -----------    ----------
     Net income...................................................                10.9%        (28.2)%
                                                                           ===========    ==========

     Revenues. The total revenues for the nine months ended September 30, 1999 ("Interim 1999") increased by Ps 33.173 billion, or 54.11%, to Ps 94.471 billion from Ps 61.298 billion in the nine months ended September 30, 1998 ("Interim 1998"). The increase in revenues for the 1999 was mainly attributable to the increase in tariffs and local usage associated with the Company's continued growth of its subscriber base. The number of subscribers increased from 195,338 at September 30, 1998 to 268,033 at September 30, 1999, or 37.2% excluding Cablevision. The number of new subscribers increased primarily as a result of standard growth at the Operating Companies.

     Connection fee revenue in Interim 1999 decreased by Ps 4.659 billion from Ps 28.826 billion in Interim 1998 to Ps 24.167 billion as a result of fewer lines sold in 1999. All subsidiaries telephone companies achieved their objectives of lines sold, with exception of Unitel, because this Company is continuing to develop expansion project in Cali. Additionally, the tariffs for connection fees were not increased over 1998 levels, with exception of Unitel. Other operating telephony revenues, including basic monthly charges, local usage charges, long distance charges and other fees for Interim 1999 increased by Ps
33.007 billion from Ps 28.307 billion in Interim 1998 to Ps 61.314 billion in Interim 1999. The increase in other operating revenues for Interim 1999 is attributed to the increase in the number of subscribers and also in the higher usage associated with that increase, because of the tariff increases implemented in 1999, and the growth of subscribers of value added services like internet. Pay television services revenues were Ps 8.989 billion in Interim 1999, compared to Ps 4.164 billion in the same period of 1998, as a result of increases in the number of subscribers and from extraordinary revenues for special services offered in the first semester of 1999.

     Costs and Expenses.  Costs and expenses for Interim 1999 increased by Ps
10.763 billion, or 32.9%, to Ps 43.412 billion from Ps 32.649 billion in Interim 1998. The increase is primarily attributable to the increase in the operating costs and the administrative and marketing expenses due to the increase in the number of subscribers and the maintenance and expansion of the telephony infrastructure in the cities of Palmira, Cartago, Yumbo, Jamundi, Buga, Popayan and Girardot. The total operating costs and expenses related to the pay television services of Cablevision were Ps 6.100 billion in Interim 1999. Additionally, the total costs and expenses with respect to the revenues decreased significantly, from 53.3% to 46%, between September 1998 and September 1999, as a result of significant effort by the Company's administration to rebuild the operating infrastructure at the end of the building stage of the system and telephone network. The main focuses like the downsizing of the labor force and the centralization of the supervisory operations were the primary contributing factors for the success of this exercise.

     Operating costs increased a 4.4%, and in absolute values by Ps 0.639 billion from Ps 14.478 billion in Interim 1998 to Ps 15.117 billion mainly as a result of increases in depreciation of Ps 1.210 billion, services, maintenance and repairs of Ps 1.254 billion, fees and studies of Ps 0.388 billion, additionally, amortization decreased in Ps 0.596 and others in Ps 1.607, due to the increased number of municipalities served and the acquisition of Cablevision during 1998. In addition the operating cost as a percentage of the total revenues, decreased from 23.6% to 16% between September 1998 and September 1999 as a result of items identified above. The acquisition of Cablevision accounted for Ps 4.361 billion of the total increase in operating costs.

     Administrative expenses for Interim 1999 increased by Ps 7.861 billion to Ps 21.954 billion from Ps 14.093 billion in Interim 1998. The increase was mainly attributable to the increases in salaries, benefits and other labor payments of Ps 0.536 billion; amortization of Ps 3.883 billion, provision for doubtful accounts of Ps 0.827 billion, fees and studies of Ps 1.601 billion, depreciation of Ps 0.89 billion, security, maintenance and repairs of Ps 0.104 billion and other of Ps 0.821 billion due to the increased number of municipalities and subscribers served and the acquisition of Cablevision during 1998. The acquisition of Cablevision accounted for Ps 1.091 billion of the total increase in administrative expenses.

     Marketing and sales expenses for Interim 1999 increased by Ps 2.264 billion to Ps 6.341 billion from Ps 4.077 billion in Interim 1998. The increase in marketing expenses was primarily attributable to the higher commissions and benefits paid to the sales agents of Ps 2.132 billion due to the sales of new telephone lines, sales of services of pay television and other services like internet, voice mail and special services. Additionally, advertising publicity increased by Ps 0.714 billion because market research and advertising costs of the new companies, which were recorded as deferred costs in prior years, are now being amortized. Additionally amortization decreased by Ps 0.565 billion and others by Ps 0.017 billion. The acquisition of Cablevision accounted for Ps
0.648 billion of the total increase in marketing expenses.

     Operating Income. Operating income for Interim 1999 increased by Ps 22.410 billion from Ps 28.649 billion in Interim 1998 to Ps 51.059 billion. The increase was mainly attributable to the increase in revenues as a result of the larger number of subscribers and increased usage, net of the increase in costs and expenses described above. The acquisition of Cablevision contributing an operating income of Ps 2.889 billion for Interim 1999.

     Non-operating Income (Expenses). Non-operating income (expenses), net for Interim 1998 and Interim 1999 consisted of the following:

                                                                     Nine months ended September 30,
                                                                  --------------------------------------
                                                                       1998                    1999
                                                                  --------------          --------------
                                                                     (In thousands of constant Pesos of
                                                                    September 30, 1999 purchasing power)
     Financial Income:
        Interest income....................................       Ps  11,545,920          Ps  19,330,376
        Exchange gains.....................................           21,792,787              46,034,328
        Other financial income.............................              753,903                 622,249
                                                                  --------------          --------------
                                                                      34,092,610              65,986,953
                                                                  --------------          --------------
     Financial Expenses:
        Interest expense...................................          (20,487,168)            (37,837,267)
        Bank commissions...................................           (1,088,928)                (91,720)
        Exchange losses....................................          (45,500,774)           (105,264,198)
        Bank expenses......................................             (280,166)               (145,732)
        Other financial expenses...........................             (459,512)               (292,015)
                                                                  --------------          --------------
                                                                     (67,816,548)           (143,630,932)
                                                                  --------------          --------------
     Other:
        Sales of scrap and extra parts.....................                                       14,188
        Other, net.........................................            1,430,104              (2,018,077)
                                                                  --------------          --------------
                                                                       1,430,104              (2,003,889)
                                                                  --------------          --------------
     Total Non-operating Income (Expenses).................       Ps (32,293,834)         Ps (79,647,868)
                                                                  ==============          ==============

     Net non-operating expenses increased from Ps 32.294 billion for Interim 1998 to Ps 79.648 billion in Interim 1999. The increase was mainly due to the net exchange loss occurred during Interim 1999 associated with the Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the devaluation of 30.81% of the Colombian peso with respect to the Dollar. Interest expense increased from Ps 20.487 billion in Interim 1998 to Ps 37.837 billion in Interim 1999 due to the higher indebtedness levels.

     Net Monetary Inflation Adjustment Income. Net monetary inflation adjustment income in Interim 1999 decreased by Ps 2.353 billion to Ps 15.041 billion from Ps 17.394 billion in Interim 1998 as a result of the inflation decrease in 1999.

     Income Tax Expense. Income tax expense for Interim 1999 increased by Ps 542 billion to Ps 1.472 billion from Ps 930 billion in Interim 1998 primarily because of the substantial increase in taxable income in Interim 1999 compared to Interim 1998.

     Minority Interest.  Minority interest for Interim 1999 increased by Ps
5.462 billion to Ps 11.583 billion from Ps 6.121 billion for Interim 1998 because of the increased net income of the operating subsidiaries.

     Net Income. Total income decreased by Ps 33.302 billion from Ps 6.699 billion for Interim 1998 to (Ps 26.603) billion for Interim 1999 as a result of the factors discussed above. The net gain for Cablevision for Interim 1999 was Ps 1.711 billion.

Liquidity and Capital Resources

     The fixed landline telephone business is a capital-intensive business, which requires substantial investment to acquire and upgrade the telephone networks in each of the Company's markets. In addition, the Company has required significant capital for personnel hiring and training, systems infrastructure development, sales and marketing programs and the initial build-out under the Expansion Plan. To date, the primary sources of capital have consisted of equity contributions by the Company's shareholders, debt financing from Colombian banks and local branches of other international financial institutions, cash flow generated by the operating systems, certain Vendor Financing in the form of capitalized leases, the Senior Notes and the Discount Notes.

     Net cash used by operating activities during Interim 1999 was Ps (38.353) billion as compared used to Ps (1.437) billion for Interim 1998. The increase in cash used by operations for Interim 1999 was primarily caused by a decrease in net income, partially offset by an increase in accounts receivable and deferred charges. Net cash used in investing activities during Interim 1999 was Ps (21.457) billion as compared to Ps (11.829) billion used in Interim 1998. Cash used in investing activities in Interim 1999 continues to relate to the construction of new network systems and the upgrade of existing network systems. Net cash provided by financing activities during Interim 1999 was Ps (11.188) billion as compared to Ps (5.248) billion used in Interim 1998. As of September 30, 1999, the Company's borrowings were Ps 356.601 billion, consisting primarily of the Senior Notes of Ps 302.590 billion, the Discount Notes of Ps 34.983 billion and lease obligations of Ps 50.126, which are capitalized.
Substantially all of the borrowings at September 30, 1999 are denominated in Dollars. The Company also has other obligations under leases, some of which are not capitalized in accordance with Colombian GAAP, but are required to be capitalized under U.S. GAAP. See Notes 19, 30 and 31 to the Consolidated Annual Financial Statements and Notes 4 and 6 to the unaudited Consolidated Interim Financial Statements.

     The Company's principal liquidity requirements will be for the Expansion Plan, debt service (primarily on the Senior Notes), working capital and general corporate purposes, including future acquisitions. The Expansion Plan was projected to require aggregate capital expenditures of approximately $178.2 million, of which approximately $7.7 million had been financed with local bank borrowings, all of which have been repaid with proceeds of the Senior Notes Offering, and $1.5 million of cash flow from operations. The Company completed the build-out of the Expansion Plan on December 31, 1998 and financed the remainder of the Expansion Plan with (i) approximately $38.3 million of the proceeds of the Senior Notes Offering; (ii) approximately $102.1 million of Vendor Financing; (iii) the sale of investments of $8.5 million; and (iv) approximately $20.2 million of DIAN Financing. As of September 30, 1999, the Company had incurred approximately $174.5 million of capital expenditures relating to the Expansion Plan.

     As a result of the Senior Notes Offering, the Discount Notes, the Vendor Financing, the DIAN Financing and the incurrence of certain other indebtedness, the Company will be required to satisfy certain debt service requirements. Following the disbursements in May and November 1998 and 1999 of all the proceeds in the Escrow Account, a substantial portion of the Company's cash flow will be utilized to service the Senior Notes, the Vendor Financing and the DIAN Financing. The Senior Notes will require semi-annual interest payments of approximately $9.4 million and the Vendor Financing will require semi-annual interest and principal payments of approximately $7.2 million. In addition, the DIAN Financing will require semi-annual principal payments of approximately $2.0 million. The cash interest due on the Discount Notes will not exceed $44,000 in any year through 2008; however, the principal of $15.0 million plus accrued interest of $86.9 million will be due on August 13, 2008. The Company is required to meet various financial covenants under the Indenture. As of September 30, 1999, the Company is in compliance with all such financial covenants.

     The Senior Notes are the exclusive obligation of the Company, which is a holding company with no business operations of its own. The operations of the Company are conducted through the Operating Companies, which are separate and distinct legal entities. Other than the obligation to repay the Intercompany Notes to the Company, the Operating Companies have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Senior Notes or the Certificates, to make any funds available to the Company to enable it to make payments on the Senior Notes and consequently, to make the funds available to the Trust to make payments on the Certificates, to make funds available in order to make investments in the Operating Companies, to meet working capital needs or other liabilities of the Company or for any other reason. In addition, the Operating Companies are currently not wholly owned subsidiaries of the Company but instead are owned jointly by the Company and local municipalities. Any dividends issued by the Operating Companies must be distributed pro rata to all of their shareholders. As a result, the Company cannot be assured that it will be able to generate significant cash through dividends or other distributions from the Operating Companies in the foreseeable future and there can be no assurance that the Company will be able to generate any significant cash flow from the Operating Companies at any time in the future. Since the Company's assets consist primarily of its ownership interests in the Operating Companies, the Senior Notes (and therefore the Certificates) will be effectively subordinated (other than as to claims that the Company can make under the Intercompany Notes) to all existing and future debt and other liabilities (including trade payables) of the Operating Companies, and the Company's right to receive the assets of the Operating Companies upon their liquidation or reorganization will be subject to the claims of such Operating Companies' creditors (including trade creditors).

     Annual interest payments on the Senior Notes by the Company will be approximately $18.8 million, plus any additional interest as required, through November 1, 2007. The principal amount of the Senior Notes is due on November 1, 2007. As of September 30, 1999, the Company has lent $95.4 million (Ps192.567 billion) of the proceeds from the Senior Notes to nine of its Operating Companies as evidenced by Intercompany Notes which were executed as of December 31, 1998. Balances loaned to each subsidiary as of September 30, 1999 are as follows:

                                   As of September 30, 1999
                             --------------------------------------
                                (In thousands of constant Pesos of
                                         September 30,
                              1999 purchasing power and in Dollars)
Unitel...................    Ps  60,497,927                $ 29,990
TeleJamundi..............        43,888,533                  21,756
TelePalmira..............        45,973,382                  22,790
TeleCartago..............        19,840,254                   9,835
Caucatel.................        14,895,522                   7,384
Bugatel..................         7,470,959                   3,704
                             --------------                --------
                             Ps 192,566,577                $ 95,459
                             ==============                ========

     The Intercompany Notes bear interest at 12 1/2%, are payable in U.S. dollars, and are also due on November 1, 2007. The Intercompany Notes become due and payable upon the acceleration of the Senior Notes issued by Transtel S.A. under the Indenture.

     Summarized financial information on a Colombian GAAP basis of each of the Operating Companies that has issued an Intercompany Note to Transtel S.A. as of and for the Nine month ended September 30, 1999 are presented below.

     INCOME STATEMENT INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                  For the Nine Month Ended September 30, 1999

(Amounts in thousands of constant Pesos of September 30, 1999 purchasing power)

                                           TelePalmira      Unitel       TeleJamundi     TeleCartago      Bugatel       Caucatel
                                          -------------  -------------  --------------  -------------  -------------  -------------
Total revenues--subscribers...........    Ps 24,688,963  Ps 17,116,954  Ps  2,148,996   Ps 10,985,375  Ps 10,683,067  Ps  6,284,698
Operating income (loss)...............       17,803,941      8,847,398       (139,617)      7,780,299      7,874,660      3,595,593
Net income............................        4,368,764      7,290,331       (706,327)      5,471,099      7,612,005      3,538,451


         CASH FLOW INFORMATION OF SUBSIDIARIES WITH INTERCOMPANY NOTES
                  For The Nine Month Ended September 30, 1999

(Amounts in thousands of constant pesos of September 30, 1999 purchasing power)

                                             TelePalmira       Unitel       TeleJamundi   TeleCartago      Bugatel       Caucatel
                                            -------------  --------------  -------------  -----------   -------------  ------------
Cash flow (used)  provided by operating
   activities.............................  Ps (6,535,193) Ps (26,113,214) Ps(30,019,364) Ps (689,224)  Ps 10,710,279  Ps 3,652,083
Cash flow used (provided) by  investing
   activities.............................      7,634,440      (9,136,084)     3,318,421   (6,822,840)     (8,342,893)   (6,191,146)
Cash flow provided (used) by financing
   activities.............................        949,267      36,757,553     27,172,860    8,052,950      (2,318,076)    3,320,533

  BALANCE SHEETS OF SUBSIDIARIES WITH INTERCOMPANY NOTES AT SEPTEMBER 30, 1999 (Amounts in thousands of constant Pesos of September 30, 1999 purchasing power)

                                        TelePalmira        Unitel       TeleJamundi    TeleCartago       Bugatel        Caucatel
                                       --------------  --------------  -------------  --------------  --------------  -------------
Current assets......................   Ps  34,943,191  Ps  33,248,318  Ps 17,188,040  Ps   8,965,832  Ps  12,516,904  Ps  6,851,010
Receivable from Transtel for share
of Escrow Account...................        7,766,397      15,276,903      1,330,008       5,174,820       7,006,774      1,854,637
Properties, plant and equipment.....       69,044,768      54,085,753     34,174,272      42,064,538      13,842,391     34,514,659
Other noncurrent assets.............       34,614,016      26,449,283      8,772,075       9,673,835       9,604,256      5,733,793
                                       --------------  --------------  -------------  --------------  --------------  -------------
    Total assets....................   Ps 146,368,372  Ps 129,060,257  Ps 61,464,395  Ps  65,879,025  Ps  42,970,325  Ps 48,954,099
                                       ==============  ==============  =============  ==============  ==============  =============

Current liabilities.................   Ps  14,592,211  Ps  19,178,046  Ps  2,379,130  Ps   9,763,191  Ps   6,724,580  Ps  3,205,778
Capital lease obligations...........       16,696,924       7,824,243      7,791,112       8,966,814         130,537        568,801
Intercompany Note to Transtel.......       45,973,295      60,497,927     43,888,533      19,840,254       7,470,959     14,895,612
Interest accrued on Intercompany
  Notes.............................        5,389,402       6,669,368      3,287,322       2,468,320         457,367      1,493,009
Other intercompany payables.........                0               0      1,175,576       1,110,109               0              0
Other noncurrent liabilities........        2,300,917         850,699      1,186,511         997,490         458,413        885,208
                                       --------------  --------------  -------------  --------------  --------------  -------------
    Total liabilities...............       84,952,749      95,020,283     59,708,184      43,146,178      15,241,856     21,048,408
Total shareholders' equity..........       61,415,623      34,039,974      1,756,211      22,732,847      27,728,469     27,905,691
                                       --------------  --------------  -------------  --------------  --------------  -------------
    Total liabilities and
shareholders' Equity................   Ps 146,368,372  Ps 129,060,257  Ps 61,464,395  Ps  65,879,025  Ps  42,970,325  Ps 48,954,099
                                       ==============  ==============  =============  ==============  ==============  =============


     Connection fees revenue for the nine months ended September 30, 1999 were Ps 5.044 billion, Ps 5.301 billion, Ps 0.647 billion, Ps 3.019 billion, Ps 4.588 billion and Ps 0.496 billion at TelePalmira, Unitel, TeleJamundi, TeleCartago, Bugatel and Caucatel, respectively.

     In addition to the Intercompany Notes, these nine Operating Companies have capital lease obligations and short-term bank borrowings totaling Ps 7.754 billion and Ps 8.031 billion, respectively, included in current liabilities at September 30, 1999. As indicated in the above summarized balance sheet information, these nine Operating Companies have total long-term capital lease obligations of Ps 41.978 billion at September 30, 1999. As the subsidiaries install and accept the remaining Global Leases, the IBM Arrangement and the related DIAN Financing, additional financial obligations totaling Ps 128.457 billion will be incurred.

     The Escrow Account is recorded as an asset by Transtel S.A. and is pledged to partially secure the Senior Notes. Each of the Nine Operating Companies that have issued Intercompany Notes has an intercompany receivable from Transtel S.A. for that subsidiary's allocated portion of the Escrow Account since the Escrow Account will be used to pay the first four interest payments (through November 1, 1999). As Transtel makes interest payments from the Escrow Account, the accrued interest due to Transtel S.A. under the Intercompany Notes will be offset against these intercompany receivables.

     Although the interest payments on the Senior Notes for the first four payments (through November 1, 1999) will be paid from the Escrow Account, which was funded with a portion of the proceeds of the Senior Notes, the ability of the Company to make payments of interest after November 1, 1999 and of the $150.0 million principal balance due on November 1, 2007 will be largely dependent upon the future performance of the Operating Companies and their ability to pay the interest and principal due under the Intercompany Notes. Many factors, some of which will be beyond the Company's and the Operating Companies' control (such as prevailing economic conditions), may affect their performance. There can be no assurance that the Operating Companies will be able to generate sufficient cash flow to cover required interest and principal payments when due on the Intercompany Notes or that the Company will be able to generate sufficient cash flow for it to be able to make its principal and interest payments in the future. Although no cash was required for interest payments to Transtel S.A. by the nine Operating Companies from October 28, 1997 (closing date of the Senior Notes) through September 30, 1999 because of the Escrow Account, these Nine Operating Companies have not yet been able to generate sufficient cash flow from operations through September 30, 1999 to make such interest payments had they been due in cash. If the Company is unable to make principal and interest payments in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its indebtedness or sell all or part of its business or assets to raise funds to repay its indebtedness.

  On December 31, 1998, the Company sold $15 million (Ps 30.259 billion) of its 20.32% Senior Discount Notes due 2008 in a private placement. Interest at 0.10% will be payable in cash each year through August 13, 2008. Interest at 20.22% per annum will accrue over the term of the notes, and the total accrued interest of $86.9 million (Ps 175.301 billion) and principal of $15.0 million (Ps 30.259 billion) will be due on August 13, 2008. The balance of the discount notes, including interest accreted but unpaid, is $17.3 million (Ps 34.983 billion) at September 30, 1999. The Discount Notes are unsecured senior obligations of the Company and will be fully and unconditionally guaranteed on a senior, unsecured basis by each Operating Company in which the Company acquires 100% of the minority interest or provides indebtedness with the proceeds of the Discount Notes. No guarantees have been required of nor has any indebtedness been provided to any Operating Company as of September 10, 1999.

  The Company expects to consider additional acquisitions that fit its strategic plans. Although the Company has had discussions concerning such potential acquisitions, to date, no agreements have been reached with regard to any particular transaction. Any such acquisitions that the Company might consider are likely to require additional equity and/or debt financing, which the Company will seek to obtain as necessary. Management believes that, based on its current operations and anticipated growth resulting from the Expansion Plan, cash flow from the Expansion Plan financing, cash flow from operations and other sources of funds, including local borrowings, it will have adequate funds to complete the Expansion Plan and to meet its future cash requirements.

Accounting for Inflation

  As a Colombian company, the Company maintains its financial records in Pesos. Colombian GAAP requires that the financial statements of Colombian companies be adjusted to account for inflation. The inflation rate for the nine months ended September 30, 1999 was 8.51%. Financial statements are adjusted for the effects of inflation on the basis of changes in the Colombian MCPI. Commencing January 1, 1999, this index is applied on a one-month lagging basis to non-monetary assets (except inventory) and liabilities and shareholders' equity accounts. Monetary balances are not adjusted because they reflect the purchasing power of the currency on the date of the balance sheet. Foreign currency balances are not adjusted because they are translated into Pesos at the exchange rate in effect on the same date. The resulting net gain or loss from exposure to inflation is reflected as "Net monetary inflation adjustment income (loss)" in the income statement for each period in question. On December 24, 1998, the Colombian Congress decreed a National Fiscal Change to apply after January 1, 1999. This regulation eliminated inflation adjustments relating to inventories and revenues and expenses.

Income Tax Matters

  Consolidated income tax returns are not permitted in Colombia. The effective statutory income tax rate for the Company was 35% for 1996, 1997 and 1998 and for the nine months ended September 30, 1999. Under Colombian law, Transtel S.A. must pay a minimum tax which is presumed to be not less than the greater of 5% of shareholders' equity for tax purposes at the end of the immediately preceding year or 1.5% of gross assets for tax purposes at the end of the immediate preceding year. Adjustments to income to account for inflation are taken into account for income tax purposes; however, operating companies such as Transtel's subsidiaries are not subject to such a minimum income tax.

  In accordance with Law 142 of 1994 and Law 223 of 1995, entities which render basic residential telephony services and which are mixed capital companies (i.e., companies with both public and private capital, such as the Company's subsidiaries) are partially exempt from the payment of income taxes for a term of seven years from 1996 with respect to profits which are retained for upgrade, expansion or replacement of telephone systems. These companies are exempt from taxes on 100% of income related to basic telephony services for 1996; thereafter the exemption reduces by 10 percentage points each taxable year through 2000 and then reduces by 20 percentage points in 2001 and 2002. After 2002, there is no exemption.

  In July 1997, Law 383 of 1997 established that dividends declared from companies similar to Transtel's subsidiaries and paid to government entities are not taxable. As there is not a similar exclusion for private investors such as Transtel S.A., the Company expects that future dividends paid to Transtel S.A. by the Operating Companies will be taxable.

Reconciliation to U.S. GAAP

  The unaudited Consolidated Interim Financial Statements are prepared in accordance with Colombian GAAP, which differ from U.S. GAAP in certain significant respects. A comparison of the Company's net income (loss) and shareholders' equity at and for the nine months ended September 30, 1998 and 1999, under Colombian GAAP and after reflecting the material adjustments which arise when U.S. GAAP is applied instead of Colombian GAAP, is shown below:

                                                        Nine months ended,
                                            ------------------------------------------
                                                  1998                  1999
                                            -----------------  -----------------------
                                               (In thousands of constant Pesos of
                                              September 30, 1999 purchasing power)
Net Income (Loss)
  Colombian GAAP........................... Ps     6,698,770       Ps     (26,602,595)
  U.S. GAAP................................       (8,518,053)             (36,723,388)
Shareholders' Equity
  Colombian GAAP...........................       73,412,399               55,664,596
  U.S. GAAP................................       27,382,826                6,752,462

  As more fully described and quantified in Note 6 to the unaudited Consolidated Interim Financial Statements, the major differences between Colombian GAAP and U.S. GAAP in each period relate to: income taxes, revaluation of assets, depreciation expense, capitalized interest, deferred charges, capital leases, revenue recognition, reversal of monetary correction and purchase of properties from a shareholder.

  Effective with the first quarter of fiscal 1999, the Company changed prospectively its method of accounting for connection fee income for U.S. GAAP purposes from an "installation date basis" which historically has been consistent with industry practice, to a "deferred basis". Under the new policy, connection fee income less direct installation costs and direct selling costs is deferred and amortized into income over five years using the straight-line method. This change was made to reflect income in excess of direct costs over an estimated service period.

  Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities", which is effective for fiscal years beginning after December 15, 1998, required the Company to change its accounting under U.S. GAAP for organization costs. In 1999, all organization costs are expensed as incurred for U.S. GAAP and the balance of organization costs of Ps 987,534 at December 31, 1998 was expensed as a change in accounting during the nine months ended September 30, 1999. For U.S. GAAP, the cumulative effect of this change of Ps 987,534 is not presented as a separate cumulative effect of an accounting change in the U.S. GAAP income statement for the nine months ended September 30, 1999 as the change is expected to be immaterial to the results of operation for the full year 1999.

Recent Events

Y2K.

  In accordance with the guidelines set out by the National Department of Planning, several coordinator offices were established to study the potential impact of Y2K. The Advisory Committee Year 2000 - Telecommunications was created to assist all telecommunications companies.

    Bi-monthly meetings were held to monitor the preparation. All phases of the plan were in line with the methodologies adopted by the International Union of Telecommunications covering such areas as campaigns to raise public awareness, inventory, impact analysis, strategies, introduction test and contingency plans.

    In Transtel, a risk matrix was built and an inventory of all technology components, both existing and those included in current project and contracts, was completed. Five areas of focus were established:

1.  Update of the central office to release
2.  Change in the invoicing system
3.  Update of the financial systems
4.  Replacement of equipment
5.  Acquisition of new equipment

The Company has completed the review in each of the above areas, testing began in July 1999. The tests conducted were:

 .   Level 1: Testing of components
 .   Level 2: Tests between components of the same supplier with supplier supervision
 .   Level 3: Tests between components of different suppliers
 .   Level 4: Inter-operational testing between all the operators of cellular, long distance, trouncing, and basic telephony.

    This final phase of testing was completed August 29, 1999 under the supervision of Ministry of Communications and representatives from all vendors (Siemens, Ericsson, NEC, Alcatel, etc). The Unitel central office was used for testing and all testing was "live" as opposed to simulated.

    As a result of the successful testing, Transtel was recognized by the Ministry of Communications and Unitel was named as the Regional Coordinator for the Y2K project and Regional Contingency Plans. Several contingency plans have been adopted since and the committee is working on the final stages of finalizing these plans.

Tariffs

    On September 13, 1999 the "Comision Nacional de Telecomunicaciones" ("The Telecommunications Regulatory Commission" or "CRT") introduced Resolution No. 172 that established the tariff methodology for fixed local basic telephone service in Colombia and this allows the telephone companies to increase the tariffs by 20 points over inflation. All Transtel's subsidiaries increase Basic Charge tariffs in 43.82% and Local Usage Charge in 38.70% during the first nine months of 1999.

Macroeconomics

    In 1999, the Colombian economy suffered the worst crisis of the last 70 years, as a result the GPD decreased significantly, unemployment reached levels of 24% and the devaluation of the Colombian peso compared to the U.S. dollar was 30.81% during the first nine months of the year. However in the last quarter of 1999, there is evidence of the economy recovering with positive indicators of industrial production and the stabilization of the peso in relation the U.S. dollar as a result of the negotiations of the Colombian government with the IMF that guarantees the implementation of devices necessary to maintain the stability of the Balance of Payments in next years. For this reason the devaluation rates seen in 1999 will not be seen in the next years.

                                 TRANSTEL S.A.
                   ADDITIONAL SELECTED FINANCIAL INFORMATION

(Pesos of September 30, 1999 purchasing power and U.S. Dollars, unless otherwise specified)


Three months ended June 30, 1999 and September 30, 1999

  The following is a discussion of the consolidated financial condition as of June 30, 1999 and for September 30, 1999. The discussion should be read in conjunction with the unaudited Consolidated Interim Financial Statements of the Company as of and for the three months ended September 30, 1999, and the notes thereto included elsewhere herein. The unaudited Consolidated Interim Financial Statements have been prepared in accordance with Colombian GAAP, which differs in certain significant respects from U.S. GAAP. Unless otherwise indicated, the financial information has been presented in constant Pesos as of September 30, 1999. Dollar amounts are translated from Pesos amounts at the Representative Market Rate on September 30, 1999, which was 2,017.27 Pesos to one Dollar. No representation is made that the Peso or Dollar amounts shown herein could have been or could be converted into Dollars or Pesos, as the case may be, at any particular rate or at all.

The following table provides comparative information from the most important operating statistics of the subsidiaries for the three months ended June 30, and September 30, 1999:

                                                               Three months ended,
                                                    ----------------------------------------
                                                         June 30, 1999    September 30, 1999
                                                      ------------------  ------------------
Basic Charge
Average Subscribers                                              253,611             262,055
Basic Charge Revenues (Ps000)                                  3,954,333           5,482,135
Average Basic charge per subscriber per month (Ps)                 5,197               6,973

Local Usage
Local Usage Revenues (Ps000)                                   7,610,297          13,115,781
Local Usage Revenue per subscriber per month. (Ps)                10,003              16,683
Tariff per pulse (Ps)                                                 29                  37
Average pulses per subscriber  per month.                            345                 450

Long Distance
Long Distance Revenues (Ps000)                                 3,650,145           4,249,485
Total Minutes (in thousands)                                      85,524              93,108
Minutes per Subscriber per month.                                 112.00              118.00
Access Charge Tariff  per minute (Ps)                              42.68               45.64

Cablevision
Average Subscribers                                               23,389              24,419
Operating Recurring Revenues (Ps000) /(1)/                     1,389,745           1,389,540
Revenue  per Subscriber per month (Ps)                            19,806              18,968


_______________________
/(1)/ Not included for this comparison are the extraordinary revenues obtained in the second quarter of 1999 for leasing of the fiber optic network, and providing special services of video conferencing.

Results of Operations

  The composition of the Company's revenues for each of periods discussed herein is as follows:

                                                                 Three months ended
                                       ------------------------------------------------------------------------
                                            June 30, 1999            %         September 30, 1999       %
                                       --------------------  ----------------  ------------------  ------------
                                          (in thousands of constant Pesos of September 30, 1999 purchasing power, except percents data)
Connection fees......................     Ps    5,701,546           24.0%         Ps  7,888,447         22.5%
Local usage charges..................           7,610,297           32.1             13,115,781         37.5
Basic charges........................           3,954,333           16.7              5,482,135         15.7
Long distance charges................           3,650,145           15.4              4,249,485         12.1
Other income.........................           1,408,233            5.9              2,873,830          8.2
                                                ---------          -----             ----------        -----
  Total telephone....................     Ps   22,324,554           94.1             33,609,679         96.0
Pay television services (1)..........           1,389,745            5.9              1,389,540          4.0
                                          ---------------          -----             ----------        -----
  Total revenues.....................     Ps   23,714,299          100.0%         Ps 34,999,218        100,0%
                                          ===============          =====          =============        =====

  The following table expresses certain financial data from the Company's statement of income as a percentage of total revenues:

                                                                                         Three months ended
                                                                --------------------------------------------
                                                                    June 30, 1999        September 30, 1999
                                                                ----------------------  --------------------
  Revenues......................................................                100.0%                100.0%
                                                                               ------                ------
  Costs and expenses:
     Operating costs............................................                (10.3)                (17.6)
     Administrative expenses....................................                (28.6)                (19.3)
     Marketing expenses.........................................                 (6.9)                 (6.9)
                                                                               ------                ------
        Total...................................................                (45.8)                (43.8)
                                                                               ------                ------
  Operating income..............................................                 54.2                  56.2
  Nonoperating expenses.........................................                (94.8)               (142.4)
  Net monetary inflation adjustment income......................                 17.4                   8.0
                                                                               ------                ------
  Income before income taxes and minority interest..............                (23.2)                (78.2)
  Income tax expense............................................                  4.7                  10.3
                                                                               ------                ------
  Income before minority interest...............................                (18.5)                (67.9)
  Minority interest.............................................                 (6.1)                 (8.8)
                                                                               ------                ------
  Net income....................................................               (24.6)%               (76.7)%
                                                                               ======                ======

  Revenues.   The total revenues for the three months ended September 30, 1999 increased by Ps 6.285 billion, or 21.9%, to Ps 34.999 billion from Ps 23.714 (1) billion for the three months ended June 30, 1999. The increase in revenues for the third quarter of 1999 was mainly attributable to the increase in local usage and basic charges because of the increase of 27.6% in tariff per impulse, and 36.01% in basic monthly charges as well in the connection fee revenue associated with the Company's continued growth of its subscriber base.

  However, one of the most important factors to explain the growth of the revenues in the third quarter of 1999, is the increase of other revenues from value added services, like internet, voice mail and special services which in the third quarter were 6.8% of the total revenues in the second quarter. This is an important trend in the future growth of the Company.

______________________

/(1)/ Not included for this comparison are the extraordinary revenues obtained in the second quarter of 1999 for leasing of the fiber optic network, and providing special services of video conferencing.

  Costs and Expenses.   Costs and expenses for September 30,1999 increased by Ps
2.161 billion, or 16%, to Ps 15.313 billion from Ps 13.152 billion for the three months ended June 30, 1999. The increase is primarily attributable to the increase in the operating costs and the administrative and marketing expenses due to the increase in the number of subscribers and the maintenance and expansion of the telephony infrastructure in the cities of Palmira, Cartago, Yumbo, Jamundi, Buga, Popayan and Girardot. The total operating costs and expenses related to the pay television services of Cablevision were Ps 3.134 billion in the third quarter of 1999.

  Operating costs increased by Ps 3.194 billion from Ps 2.961 billion in June 30, 1999 to Ps 6.155 billion mainly as a result of increases in depreciation of Ps 0.446 billion, services, maintenance and repairs of Ps 0.741 billion. Other operating costs increased by Ps 2.007 billion for the three months ended September 30, 1999 compared to June 30, 1999 due principally to the reclasification of certain items that at June 30, 1999 had been listed under administrative expenses but because of recent changes by "The Superintendency of Public Services" ("Superintendencia de Servicios Publicos") are now listed under operating costs.

  Administrative expenses for the third quarter of 1999 decreased by Ps 1.457 billion to Ps 6.753 billion from Ps 8.210 billion for the second quarter ended in June 30, 1999. The decrease was mainly attribuited to the reclasification of the expenses as mentioned above. In addition, salaries decreased by Ps 0.511 billion, amortization decreased by Ps 0.370 billion, fees and studies of Ps
0.252 billion, depreciation of Ps 0.045 billion, security, maintenance and repairs of Ps 0.133 billion and other of Ps 0.146 billion.

  Marketing and Sales expenses. For the three months ended September 30, 1999 increased by Ps 0.424 billion to Ps 2.405 billion from Ps 1.981 billion in June 30, 1999. The increase in marketing expenses was primarily attributable to the higher advertising increased by Ps 0.329 billion because market research and advertising costs, which were recorded as deferred costs in prior years, are now being amortized and others by Ps 0.095 billion.

  Operating Income.   Operating income for September 30, 1999 increased by Ps
4.124 billion from Ps 15.562 billion in June 30, 1999 to Ps 19.686 billion. The increase was mainly attributable to the increase in revenues as a result of the larger number of subscribers and increased usage, net of the increase in costs and expenses described above.

  Non-operating Income (Expenses).   Non-operating income (expenses), net for
June 30, 1999 and September 30, 1999 consisted of the following:

                                                                                    Three months ended
                                                                       ---------------------------------------------
                                                                           June 30, 1999        September 30,  1999
                                                                       ----------------------  ---------------------
                                                                            (in thousands of constant Pesos of
                                                                           September 30, 1999 purchasing power)
            Financial Income:
               Interest income.........................                Ps          9,343,559   Ps         4,757,498
               Exchange gains..........................                           13,437,142             16,212,837
               Other financial income..................                             (170,413)               422,050
                                                                       ---------------------   --------------------
                                                                                  22,610,288             21,392,385
                                                                       ---------------------   --------------------
            Financial Expenses:
               Interest expense........................                          (12,213,884)           (14,669,929)
               Bank commissions........................                              (37,103)               (29,489)
               Exchange losses.........................                          (35,562,992)           (56,211,718)
               Bank expenses...........................                             (165,356)                92,434
               Other financial expenses................                              (30,181)              (203,364)
                                                                       ---------------------   --------------------
                                                                                 (48,009,516)           (71,022,067)
                                                                       ---------------------   --------------------
            Other:
               Sales of scrap and extra parts..........                               39,134                (25,322)
               Other, net..............................                           (1,849,584)              (169,386)
                                                                       ---------------------   --------------------
                                                                                  (1,810,450)              (194,708)
                                                                       ---------------------   --------------------
            Total Non-operating Income (Expenses)......                Ps        (27,209,679)  Ps       (49,824,390)
                                                                       =====================   ====================


  Net non-operating expenses increased from Ps 27.210 billion for the three months ended June 30, 1999 to Ps 49.824 billion for the three months ended September 30, 1999. The increase was mainly due to the net exchange loss occurred during Interim 1999 associated with the Senior Notes, the Discount Notes and other liabilities denominated in Dollars due to the devaluation of 18.49% of the Colombian peso with respect to the Dollar in the third quarter. Interest expense increased from Ps 12.214 billion in the second quarter of 1999 to Ps 14.670 billion in third quarter of 1999 due to the higher indebtedness levels.

  Net Monetary Inflation Adjustment Income.   Net monetary inflation adjustment
income decreased by Ps 2.176 billion to Ps 2.809 billion for the third quarter of 1999, from Ps 4.985 billion in the second quarter of 1999 as a result of the inflation decrease in the third quarter of 1999.

  Income Tax Expense.   Income tax expense for the third quarter of 1999
increased by Ps 2.264 billion to Ps 3.614 billion from Ps 1.350 billion in the second quarter of 1999.

  Minority Interest. Minority interest for the third quarter of 1999, increased by Ps 1.320 billion to Ps 3.081 billion from Ps 1.760 billion for the second quarter of 1999 because of the increased net income of the operating subsidiaries.

  Net Income.   Total income decreased by Ps 19.723 billion from Ps (7.073)
billion for the second quarter of 1999 to Ps (26.796) billion for the third quarter of 1999, as a result of the factors discussed above.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Transtel S.A.
                                           --------------------------------
                                                   (Registrant)


Date:  December 9, 1999                    By:    /s/ Jorge Martinez
                                              -----------------------------
                                              Name:  Jorge Martinez
                                              Title:  Financial Vice President